FSD PHARMA INC.

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

December 29, 2023

Via EDGAR Division of Corporation Finance Office of Trade and Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	FSD Pharma Inc. Registration Statement on Form F-3 (File No. 333-276264) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), FSD Pharma Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m. (Eastern Time) on January 4, 2024, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

FSD Pharma Inc.

/s/Zeeshan Saeed

Zeeshan Saeed Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC